Exhibit 99.1

Reconciliation between U.S. GAAP and International Financial Reporting Standards

PricewaterhouseCoopers was engaged by the Company to conduct limited assurance engagement in accordance with International Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” (“ISAE 3000 (Revised)”) on the reconciliation statement of the unaudited financial information of the Company, its subsidiaries, VIEs and VIEs’ subsidiaries (collectively referred to as “the Group”) setting out the differences between the unaudited interim condensed consolidated financial information for the six months ended June 30, 2025 prepared under U.S. GAAP and the International Financial Reporting Standards (“IFRS”) (the “Reconciliation Statement”).

The extent of procedures selected depends on the PricewaterhouseCoopers’s judgment and their assessment of the risk. These procedures included:

(i) comparing the amounts in the columns “Amounts as reported under U.S. GAAP” as set out in the Reconciliation Statement with the corresponding amounts set out in the unaudited interim condensed consolidated financial information of the Group prepared under U.S. GAAP for the six months ended June 30, 2025;

(ii) assessing the appropriateness of the adjustments made in arriving at the “Amounts as reported under IFRS” as set out in the Reconciliation Statement, which included evaluating the differences between the Group’s accounting policies adopted under U.S. GAAP and IFRS for the six months ended June 30, 2025, and examining evidence supporting the adjustments made in arriving at the “Amounts as reported under IFRS”; and

(iii) checking the arithmetic accuracy of the calculation of the amounts in the columns “Amounts as reported under IFRS” as set out in the Reconciliation Statement.

The procedures performed by PricewaterhouseCoopers in this limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed. For the purposes of this engagement, PricewaterhouseCoopers is not responsible for updating or reissuing any reports or opinions on any historical financial information used in compiling the Reconciliation Statement. PricewaterhouseCoopers’s engagement was intended solely for the use of the Directors in connection with this Reconciliation Statement and may not be suitable for another purpose.

Based on the procedures performed and evidence obtained, PricewaterhouseCoopers have concluded that nothing has come to their attention that causes them to believe that:

(i) the amounts in the column “Amounts as reported under U.S. GAAP” as set out in the Reconciliation Statement are not in agreement with the corresponding amounts in the unaudited interim condensed consolidated financial information of the Group under U.S. GAAP for the six months ended June 30, 2025;

(ii) the Reconciliation Statement is not prepared, in all material respects, in accordance with the basis of preparation; and

(iii) the calculation of the amounts in the columns “Amounts as reported under IFRS” as set out in the Reconciliation Statement are not arithmetically accurate.

The unaudited condensed consolidated financial information are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS. The effects of material differences between the unaudited condensed consolidated financial information of the Group prepared under U.S. GAAP and IFRS are as follows:

Reconciliation of unaudited condensed consolidated statements of operations (in US$ thousands):

		For the Six Months Ended June 30, 2024 IFRS adjustments
	Amounts as reported under U.S. GAAP	Convertible senior notes (Note (i))	Leases (Note (ii))	Investments measured at fair value (Note (iii))	Share-based compensation (Note (iv))	Redeemable non-controlling interests (Note (v))	Amounts as reported under IFRS
Costs and expenses:
Cost of revenues	176,611	—	(143)	—	(1,239)	—	175,229
Sales and marketing	217,859	—	(577)	—	(2,225)	—	215,057
Product development	152,415	—	(234)	—	(7,530)	—	144,651
General and administrative	51,363	—	(329)	—	(2,580)	(1,986)	46,468
Total costs and expenses	598,248	—	(1,283)	—	(13,574)	(1,986)	581,405
Investment related income (loss), net	(4,725)	—	—	(2,266)	—	—	(6,991)
Interest and other income (loss), net	(7,429)	3,876	(1,301)	—	—	—	(4,854)
Fair value changes of convertible senior notes	—	33,885	—	—	—	—	33,885
Financial expense	—	—	—	—	—	(2,355)	(2,355)
Income before income tax expenses	222,968	37,761	(18)	(2,266)	13,574	(369)	271,650
Less: Income tax expenses	58,319	—	—	(248)	—	—	58,071
Net income	164,649	37,761	(18)	(2,018)	13,574	(369)	213,579
Less: Net income attributable to non-controlling interests	1,019	—	—	—	—	1,913	2,932
Accretion to redeemable non-controlling interests	2,261	—	—	—	—	(2,261)	—
Net income attributable to Weibo's shareholders	161,369	37,761	(18)	(2,018)	13,574	(21)	210,647

		For the Six Months Ended June 30, 2025 IFRS adjustments
	Amounts as reported under U.S. GAAP	Convertible senior notes (Note (i))	Leases (Note (ii))	Investments measured at fair value (Note (iii))	Share-based compensation (Note (iv))	Redeemable non-controlling interests (Note (v))	Amounts as reported under IFRS
Costs and expenses:
Cost of revenues	192,253	—	(29)	—	(1,355)	—	190,869
Sales and marketing	205,557	—	(114)	—	(3,336)	—	202,107
Product development	154,089	—	(62)	—	(7,750)	—	146,277
General and administrative	33,874	—	(357)	—	(3,868)	(877)	28,772
Total costs and expenses	585,773	—	(562)	—	(16,309)	(877)	568,025
Investment related income (loss), net	5,245	—	—	1,837	—	—	7,082
Interest and other income (loss), net	29,691	3,840	(1,028)	—	—	—	32,503
Fair value changes of convertible senior notes	—	(12,687)	—	—	—	—	(12,687)
Financial expense	—	—	—	—	—	(2,295)	(2,295)
Income before income tax expenses	290,816	(8,847)	(466)	1,837	16,309	(1,418)	298,231
Less: Income tax expenses	55,996	—	—	(33)	—	—	55,963
Net income	234,820	(8,847)	(466)	1,870	16,309	(1,418)	242,268
Less: Net income attributable to non-controlling interests	763	—	—	—	—	1,073	1,836
Accretion to redeemable non-controlling interests	1,408	—	—	—	—	(1,408)	—
Net income attributable to Weibo's shareholders	232,649	(8,847)	(466)	1,870	16,309	(1,083)	240,432

Reconciliation of unaudited condensed consolidated balance sheets (in US$ thousands):

		As of December 31, 2024 IFRS adjustments
	Amounts as reported under U.S. GAAP	Convertible senior notes (Note (i))	Leases (Note (ii))	Investments measured at fair value (Note (iii))	Share-based compensation (Note (iv))	Redeemable non-controlling interest (Note (v))	Amounts as reported under IFRS
Goodwill and intangible assets, net	272,004	—	—	—	—	(10,822)	261,182
Long-term investments	1,389,199	—	—	57,281	—	—	1,446,480
Other non-current assets	1,136,481	—	(2,459)	—	—	—	1,134,022
Total assets	6,504,499	—	(2,459)	57,281	—	(10,822)	6,548,499
Accrued expenses and other current liabilities	652,369	(374)	—	—	—	—	651,995
Convertible senior notes	320,803	41,956	—	—	—	—	362,759
Financial liability	—	—	—	—	—	49,699	49,699
Other long-term liabilities	96,701	—	—	14,022	—	—	110,723
Total liabilities	2,925,613	41,582	—	14,022	—	49,699	3,030,916
Redeemable non-controlling interest	45,103	—	—	—	—	(45,103)	—
Weibo shareholders' equity	3,482,771	(41,582)	(2,459)	43,259	—	(45,913)	3,436,076
Non-controlling interests	51,012	—	—	—	—	30,495	81,507
Total shareholders' equity	3,533,783	(41,582)	(2,459)	43,259	—	(15,418)	3,517,583
Total liabilities, redeemable non-controlling interests and shareholders' equity	6,504,499	—	(2,459)	57,281	—	(10,822)	6,548,499

		As of June 30, 2025 IFRS adjustments
	Amounts as reported under U.S. GAAP	Convertible senior notes (Note (i))	Leases (Note (ii))	Investments measured at fair value (Note (iii))	Share-based compensation (Note (iv))	Redeemable non-controlling interest (Note (v))	Amounts as reported under IFRS
Goodwill and intangible assets, net	268,159	—	—	—	—	(11,025)	257,134
Long-term investments	1,419,411	—	—	60,161	—	—	1,479,572
Other non-current assets	1,292,890	—	(2,975)	—	—	—	1,289,915
Total assets	6,539,145	—	(2,975)	60,161	—	(11,025)	6,585,306
Accrued expenses and other current liabilities	582,521	(375)	—	—	—	—	582,146
Convertible senior notes	322,374	50,804	—	—	—	—	373,178
Financial liability	—	—	—	—	—	30,511	30,511
Other long-term liabilities	101,895	—	—	14,252	—	—	116,147
Total liabilities	2,863,437	50,429	—	14,252	—	30,511	2,958,629
Redeemable non-controlling interest	25,817	—	—	—	—	(25,817)	—
Weibo shareholders' equity	3,597,121	(50,429)	(2,975)	45,909	—	(35,943)	3,553,683
Non-controlling interests	52,770	—	—	—	—	20,224	72,994
Total shareholders' equity	3,649,891	(50,429)	(2,975)	45,909	—	(15,719)	3,626,677
Total liabilities, redeemable non-controlling interests and shareholders' equity	6,539,145	—	(2,975)	60,161	—	(11,025)	6,585,306

Notes:

Basis of Preparation

The Directors of the Company are responsible for preparation of the Reconciliation Statement in accordance with the relevant requirements of the Hong Kong Listing Rules and relevant guidance in HKEX-GL111-22. The Reconciliation Statement was prepared based on the Group’s unaudited interim condensed consolidated financial information for the six months ended June 30, 2025 prepared under U.S. GAAP, with adjustments made (if any) thereto in arriving at the unaudited financial information of the Group prepared under IFRS. The adjustments reflect the differences between the Group’s accounting policies under U.S. GAAP and IFRS.

(i)	Convertible senior notes

Under U.S. GAAP, the convertible senior notes were measured at amortized cost, with any difference between the initial carrying value and the repayment amount recognized as interest expenses using the effective interest method over the period from the issuance date to the maturity date. Under IFRS, the Group’s convertible senior notes were designated as at fair value through profit or loss such that the convertible senior notes were initially recognized at fair values. Subsequent to initial recognition, the Group considered that the amounts of changes in fair value of the convertible senior notes which were attributed to changes in own credit risk of the convertible senior notes recognized in other comprehensive income were insignificant. Therefore, the amounts of changes in fair value of the convertible senior notes were recognized in the profit or loss.

(ii)	Leases

Under U.S. GAAP, the amortization of the right-of-use assets and interest expense related to the lease liabilities are recorded together as lease cost to produce a straight-line recognition effect in the income statement. Under IFRS, the amortization of the right-of-use asset is on a straight-line basis while the interest expense related to the lease liabilities are the amount that produces a constant periodic rate of interest on the remaining balance of the lease liability. The amortization of the right-of-use assets is recorded as lease expense and the interest expense is required to be presented in separate line items.

(iii)	Investments measured at fair value

Under U.S. GAAP, convertible redeemable preferred shares and ordinary shares with preferential rights issued by privately-held companies without readily determinable fair values could elect an accounting policy choice. The Group elects the measurement alternative to record these equity investments without readily determinable fair values at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Under IFRS, these investments were classified as financial assets at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss. Fair value changes of these long-term investments were recognized in the profit or loss.

(iv)	Share-based compensation

Under U.S. GAAP, companies are permitted to make an accounting policy election regarding the attribution method for awards with service-only conditions and graded vesting features. The valuation method that the company uses (single award or multiple tranches of individual awards) is not required to align with the choice in attribution method used (straight-line or accelerated tranche by tranche). Under IFRS, companies are not permitted to choose how the valuation or attribution method is applied to awards with graded-vesting features. Companies should treat each installment of the award as a separate grant. This means that each installment would be separately measured and attributed to expense over the related vesting period, which would accelerate the expense recognition.

(v)	Redeemable non-controlling interest

On October 31, 2020, the Group entered into a series of share purchase agreements with then existing shareholders of Shanghai Jiamian Information Technology Co., Ltd. or JM Tech, to acquire the majority of JM Tech’s equity interest. The Group agreed to redeem the non-controlling interests (“NCI”) held by founders and CEO of JM Tech under certain circumstances. Under US GAAP, the Group determined that the NCI with redemption rights should be bundled and classified as redeemable NCI and mezzanine classified on the balance sheet, since they are contingently redeemable upon the occurrence of certain conditional events, which are not solely within the control of the Group. The redeemable NCI is recognized at fair value on the acquisition date taking into account the probability of future redemption as well as estimated redemption amount, and such fair value includes the right of redemption, which is viewed as part of the accounting purchase price when applying acquisition accounting. Subsequently, the Group records accretion on the redeemable NCI as a whole to the redemption value over the period from the date of the acquisition to the date of earliest redemption. The accretion using the effective interest method, is recorded as deemed dividends to NCI holders. Under IFRS, as it is considered that the Group undertakes the obligation to purchase the remaining equity of JM Tech held by the founders and CEO at fair value, the risk and reward of the shares reside with non-controlling interests in the consolidated statements. Therefore, the Company recognized the NCI at fair value as permanent equity on acquisition date, and the fair value of such permanent equity NCI does not consider the redemption right. IFRS requires the fair value of NCI redemption right (present value of the estimated redemption amount) to be recognized as a separate financial liability on the balance sheet because the Group has an obligation to pay cash in the future to purchase the NCI shares. This separate financial liability is not viewed as part of accounting purchase price when applying acquisition accounting, which resulted in lower purchase price and therefore, a lower goodwill being recognized from the acquisition. The initial recognition of this financial liability is a reduction of the parent’s equity. Subsequent changes in the carrying amount of the financial liability are recognized as finance charges in the income statement.